1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683-1102 Fax: 604.683.2643

Our File No. 1707

 September 10, 2007

VIA EMAIL & EDGAR:  delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Thank you for your email of September 6, 2007.  Further to that letter, we advise that the Company has reviewed your comments and drafted initial responses that are still subject to review and input from its auditor, KPMG.  Unfortunately, the auditing manager in charge of the Company (and these issues that you have raised) recently left that firm and the matter now must be reviewed by the senior manager.  Additional time will be required to address your concerns, and we estimate two to three weeks will be necessary.

We apologize for these delays, but as these matters concern potential restating of audited financials, certain issues are out of the control of the Company.  Should you have any concerns the foregoing can be confirmed with that senior manager at KPMG, Philippa Wilshaw at Tel: (604) 691-3039, Email: ppwilshaw@kpmg.ca.

We can confirm that when last we heard, the auditor felt that the issues raised could best be handled by a direct written response, and that a conference call would not be required.  Also, as mentioned, we will be working with the Company on the additional technical issues raised and will be in contact with Mr. Schuler on or before the Company responds to the financial issues raised.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Cc:

Canarc Resource Corp. (Attn: Philip Yee via email)